Exhibit 99.1

DESCRIPTION

This description of Québec is dated as of May 15, 2023 and appears as Exhibit 99.1 to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2023

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

SUMMARY	3
MAP	6
QUÉBEC	7
Overview	7
Constitutional Framework	7
Government	8
Aboriginal Peoples	8
ECONOMY	10
Economic Developments in 2022	10
Plan Nord	11
Economic Structure	13
Free Trade Agreements	22
GOVERNMENT FINANCES	24
Financial Administration	24
Consolidated Financial Transactions	25
2022-2023 Preliminary results	27
2023-2024 Forecast − Budget 2023-2024	28
Accounting Standard	29
Economic Assumptions	30
Consolidated Revenue	30
Consolidated Expenditure	34
Government Employees and Collective Unions	37
Consolidated Non-Budgetary Transactions	37
GOVERNMENT ENTERPRISES AND BODIES	40
Enterprises Included in the Government’s Reporting Entity	42
Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity	46
PUBLIC SECTOR DEBT	48
Government Debt	49
Guaranteed Debt	52
Funded Debt of the Municipal Sector and Other Institutions	53
WHERE YOU CAN FIND MORE INFORMATION	54
FORWARD-LOOKING STATEMENTS	54
SUPPLEMENTARY INFORMATION	55

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2023” and “2022-2023” refer to the fiscal year ended March 31, 2023, and, unless otherwise indicated, “2022” means the calendar year ended December 31, 2022. “Fiscal 2024” and “2023-2024” refer to the fiscal year that will end on March 31, 2024. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy
(dollar amounts in millions, unless otherwise specified)
	2018	2019	2020	2021	2022
GDP at current market prices	439,685	459,816	451,018	504,455	555,122
% change - GDP in chained 2012(1)	2.9	2.8	-5.0	6.0	2.8
Household income	395,101	415,206	436,466	460,775	503,940
Capital expenditures	42,803	45,782	43,172	48,000	53,551
International exports of goods	92,375	92,196	86,241	100,354	113,336
Population at July 1 (in thousands)	8,402	8,503	8,577	8,602	8,696
Unemployment rate	5.5	5.1	8.9	6.1	4.3
Consumer Price Index - % change	1.7	2.1	0.8	3.8	6.7
Average exchange rate (USD per CAD)	0.7718	0.7536	0.7454	0.7978	0.7685
(1) Adjusted for the effects of inflation in the currency from year to year.

Summary of Consolidated Financial Transactions Fiscal year ending March 31(1)(2)
(dollar amounts in millions)
	2020	2021	2022	Preliminary Results 2023	(3)	Budget Forecast 2024

Own-source revenue	91,746	91,895	109,647	115,873		117,989
Federal transfers	25,228	30,716	29,184	29,226		29,742
Total consolidated revenue	116,974	122,611	138,831	145,099		147,731
Expenditure	−107,215	−119,148	−127,346	−136,716		−138,392
Debt service	−7,676	−7,689	−8,640	−10,053		−9,464
Total consolidated expenditure	−114,891	−126,837	−135,986	−146,769		−147,856
Provision for economic risks and other support and recovery measures	—	—	—	—		−1,500
Deposits of dedicated revenues in the Generations Fund(4)	−2,606	−3,313	−3,617	−3,351		−2,373
Budgetary balance within the meaning of the Balanced Budget Act	−523	−7,539	−772	−5,021		−3,998
Deposits of dedicated revenues in the Generations Fund	2,606	3,313	3,617	3,351		2,373
Surplus (deficit) within the meaning of the public accounts	2,083	−4,226	2,845	−1,670		−1,625
Non-budgetary transactions	−5,044	−15,097	−10,242	−11,033		−17,022
Net financial requirements	−2,961	−19,323	−7,397	−12,703		−18,647
(1)	Financial information is presented on a consolidated basis, as in Budget 2023-2024.
(2)	Fiscal 2020 through 2023 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.
(3)	The Preliminary Results 2023 are based on financial information presented as at March 31, 2023 in Budget 2023-2024, which was released on March 21, 2023. These preliminary results are subject to change.
(4)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government intends to review the share of revenues dedicated to the payments into the Generations Fund. To that end, amendments to the Act will be proposed.

Funded Debt of Public Sector (net of sinking fund balances) As of March 31
(dollar amounts in millions)(1)
	2019	2020	2021	2022	Preliminary Results 2023	(2)
Government Funded Debt
Borrowings- Government	182,507	187,146	206,483	214,882	222,893
Borrowings - to finance Government Enterprises	210	-	-	-	-
Government Guaranteed Debt(3)	43,054	43,839	44,831	46,225	49,438
Municipal Sector Debt	28,103	29,424	30,020	31,263	30,952
Education Institutions(4)	1,026	1,204	1,207	1,219	1,219
Public Sector Funded Debt	254,900	261,613	282,541	293,589	304,502
Per Capita ($)	30,339	30,765	32,943	34,129	35,018
As percentage of(5)
GDP	58.0%	56.9%	62.6%	58.2%	54.9%
Household income	64.5%	63.0%	64.7%	63.7%	60.4%
(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2023 are based on financial information available as of March 31, 2023. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Kangiqsujuaq
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande Rivière
Churchill
Renard
Fermont
Fire Lake
Projet La Romaine
Manicouagan
Matagami
Bachelor
Amos
Rouyn-Noranda
Val-d'Or
Saint-Félicien
Saguenay
Sept-Îles
Havre-Saint-Pierre
Baie-Comeau
Matane
Gaspé
Mont-Joli
Newfoundland and Labrador
Golfe du Saint-Laurent
La Tuque
La Pocatière
Québec
Trois-Rivières
Bécancour
Windsor
Bromont
Gatineau
Ontario
United States
New Brunswick
Prince Edward Island
Nova Scotia
Atlantic Ocean
0
200 km
Mirabel
Varennes
Montréal
Longueuil
Vaudreuil-Dorion
Beauharnois

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International border
- Interprovincial border
- Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.8 million, representing 22.2% of the population of Canada, as of January 2023). The population of Québec increased on average by 0.9% per year since 2018. Over the same period, the population of Canada increased on average by 1.3% per year.

Québec has a modern, developed economy. In 2022, the service sector contributed 73.9%, the manufacturing industry 12.6%, the construction industry 6.7%, the utilities industry 3.3% and the primary sector 3.7% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.4% of Canada’s real GDP in 2022. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, wood products, paper products and plastics and rubber products. With its significant hydroelectric resources, Québec generated 33.7% of the electricity produced in Canada in 2022.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 3, 2022, the Coalition Avenir Québec formed a majority Government. With regard to Québec’s place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec’s interests and focuses on strengthening Québec’s place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 90 members of the Coalition Avenir Québec, 19 members of the Québec Liberal Party, 12 members of Québec solidaire, 3 members of the Parti Québécois and 1 independent member. The next general election will be held on October 5, 2026, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

—	The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of their aboriginal rights for more than 25 years; alternatively, they claim $250 million as fair compensation in the event the Court concludes that their aboriginal rights have been extinguished; this case is currently suspended;

—	The Innu community of Uashat-Maliotenam are claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro-Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;

—	The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

—	The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

—	The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

—	The Innu community of Pessamit is claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim;

—	The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and

—	Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2022

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2012 dollars (“real GDP”), as published in the National Economic Accounts on February 28, 2023, increased at a rate of 3.4% in 2022, compared to an increase of 5.0% in 2021. This increase was mainly attributable to the growth of consumer spending and non-residential business investment. Final domestic demand increased by 2.7% in real terms in 2022, compared to an increase of 5.8% in 2021. Real consumer spending increased by 4.8% in 2022, compared to an increase of 5.1% in 2021. International exports increased by 2.6% in volume and by 21.0% in value in 2022, compared to increases of 1.4% and 18.3%, respectively, in 2021. Imports increased by 7.2% in volume and by 20.3% in value in 2022, compared to increases of 7.8% in volume and 10.1% in value in 2021.

In real terms, non-residential investment increased by 5.3% in 2022, the result of increases of 2.1% in the government sector and 6.4% in the business sector. Residential investment decreased by 11.1% in 2022, due to a 3.4% decrease in housing starts. Government expenditure on goods and services increased by 2.0% in 2022.

The Consumer Price Index (“CPI”) increased by 6.8% in 2022. Overall employment increased by 4.0% in 2022, while the unemployment rate decreased to 5.3% from 7.5% in 2021.

Québec. Real GDP, as published in the Québec Economic Accounts on March 28, 2023, increased at a rate of 2.8% in 2022, compared to an increase of 6.0% in 2021. Final domestic demand increased by 1.9% in real terms in 2022, compared to a 6.2% increase in 2021. Real consumer spending increased by 4.7% in 2022, compared to an increase of 5.4% in 2021. International exports increased by 4.1% in volume and by 15.8% in value in 2022, compared with increases of 1.9% in volume and 12.7% in value in 2021. International imports increased by 5.8% in volume and by 16.4% in value in 2022, compared with increases of 8.9% in volume and 12.0% in value in 2021.

In real terms, non-residential investment increased by 0.8% in 2022, the result of of increases of 1.6% in the government sector and 0.4% in the business sector. Residential investment decreased by 11.4% in 2022.

The CPI increased by 6.7% in 2022. Overall employment increased by 3.0% in 2022 while the unemployment rate decreased to 4.3% from 6.1% in 2021.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area. It contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory’s natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government’s action for the Plan Nord territory’s development.

Following the end of its first action plan for 2015-2020, the Société du Plan Nord presented in December 2020 its action plan for 2020-2023 in accordance with the government’s development priorities. In order to meet the major challenges facing northern areas, the government has committed to provide additional financial support of $90 millions over five years by budget 2023-2024 to support the mission of the Société du Plan Nord and to pursue the actions underway.

In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership (“SFPPN”).

The Government also invests, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances. The Natural Resources and Energy Capital Fund has a capitalization of $1 billion. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy.

TABLE. 1 Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)
	2018	2019	2020	2021	2022	Compound Annual Rate of Growth 2018-2022
GDP
At current market prices	439,685	459,816	451,018	504,455	555,122
	5.0%	4.6%	-1.9%	11.8%	10.0%	5.8%
In chained 2012 dollars	396,918	408,168	387,848	411,001	422,592
	2.9%	2.8%	-5.0%	6.0%	2.8%	1.8%
Per capita	47,242	48,000	45,222	47,778	48,598
	1.7%	1.6%	-5.8%	5.7%	1.7%	0.9%
Household income	395,101	415,206	436,466	460,775	503,940
	4.7%	5.1%	5.1%	5.6%	9.4%	6.0%
Per capita	47,026	48,828	50,890	53,564	57,953
	3.5%	3.8%	4.2%	5.3%	8.2%	5.0%
Capital expenditures	42,803	45,782	43,172	48,000	53,551
	13.7%	7.0%	-5.7%	11.2%	11.6%	7.3%
Value of manufacturers' shipments	163,620	170,161	153,735	184,412	212,892
	6.0%	4.0%	-9.7%	20.0%	15.4%	6.6%
Retail trade	134,440	136,606	137,512	157,323	170,688
	4.3%	1.6%	0.7%	14.4%	8.5%	5.8%

	(In thousands of persons)
Population (at July 1)	8,402	8,503	8,577	8,602	8,696
	1.2%	1.2%	0.9%	0.3%	1.1%	0.9%
Labor Force	4,500	4,562	4,498	4,553	4,602
	1.2%	1.4%	-1.4%	1.2%	1.1%	0.7%
Participation rate (percentage)	65.0%	65.2%	63.8%	64.1%	64.3%
Employment	4,253	4,331	4,097	4,273	4,403
	1.8%	1.8%	-5.4%	4.3%	3.0%	1.1%
Unemployment rate (percentage)	5.5%	5.1%	8.9%	6.1%	4.3%

	(2002=100)
CPI	129.0	131.7	132.8	137.8	147.0
	1.7%	2.1%	0.8%	3.8%	6.7%	3.0%
(1) Unless otherwise indicated, percentages are percentage changes from the previous year. Sources: Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2022, Québec accounted for 19.4% of Canada’s real GDP. The service sector accounted for 73.9% of Québec’s real GDP, compared with 22.5% for the secondary sector and 3.7% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2022, the value of exports (including to other Canadian provinces) represented 46.7% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE. 2 Real Gross Domestic Product by Sector at Basic Prices in Chained 2012 Dollars(1)
(dollar amounts in millions)
					% of total 2021			% of total 2022
	2018	2019	2020	2021	Québec	Canada	2022	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	7,133	7,247	6,984	7,364	1.9	1.9	7,406	1.9	2.1
Mining and oil and gas extraction	7,971	8,034	7,273	7,292	1.9	7.6	7,206	1.8	7.6
	15,104	15,281	14,257	14,656	3.8	9.6	14,612	3.7	9.7
Secondary Sector
Manufacturing	49,447	50,121	45,144	47,816	12.5	9.5	49,155	12.6	9.5
Construction	24,136	25,227	25,205	26,646	7.0	7.5	26,033	6.7	7.4
Utilities	12,780	12,951	12,504	12,665	3.3	2.1	12,796	3.3	2.1
	86,363	88,298	82,852	87,127	22.9	19.1	87,984	22.5	19.0
Service Sector
Community, business and personal services	106,029	109,151	99,891	108,091	28.4	25.2	114,028	29.1	26.0
Finance, insurance and real estate	64,720	66,825	68,128	70,338	18.4	21.0	70,682	18.1	20.4
Wholesale and retail trade	41,305	42,735	42,162	46,132	12.1	10.7	46,268	11.8	10.4
Governmental services	27,250	28,096	27,955	29,577	7.8	7.0	30,425	7.8	6.9
Transportation and warehousing	16,003	16,547	12,803	13,158	3.5	3.8	14,652	3.7	4.0
Information and cultural services	11,992	12,632	12,154	12,534	3.3	3.5	13,021	3.3	3.5
	267,300	275,986	263,092	279,830	73.4	71.2	289,075	73.9	71.3
Real GDP	368,215	379,058	359,786	381,260	100.0	100.0	391,189	100.0	100.0

(1)	North American Industrial Classification System (NAICS) in chained 2012 dollars. For the chained 2012 dollars, the aggregate amounts are not equal to the sums of their components.

Sources:  Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2022, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 3.7% to real GDP and accounted for 2.3% of employment in Québec. Québec’s forests, covering 906,727 square kilometers, or 350,089 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have generated revenue of $2.271 billion from sales to domestic and foreign customers in 2021. In 2022, the value of fabricated wood products shipments decreased by 6.5% and the value of exports decreased by 7.6%. Mining and oil and gas extraction represented 49.3% of the primary sector in 2022. In 2021, the value of mineral production amounted to $12.1 billion with production concentrated mainly in iron and gold.

Secondary Sector. In 2022, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 22.5% to real GDP and accounted for 18.8% of employment in Québec. In terms of real GDP, the construction industry decreased by 2.3% and the utilities industry increased by 1.0% in 2022 over 2021. In 2022, real GDP in the manufacturing industry increased by 2.8% and employment increased by 2.2%. The strong GDP growth from Québec’s trading partners explains the increase in manufacturing real GDP. The manufacturing industries that showed the strongest growth are clothing and leather and allied products (18.6% in real GDP and 3.3% in employment), furniture and related product manufacturing (10.8% in real GDP and 3.0% in employment), machinery manufacturing (10.2% in real GDP and 5.4% in employment), electrical equipment, appliance and component manufacturing (9.8% in real GDP and 7.1% in employment) and petroleum and coal product manufacturing (7.0% in real GDP and −1.6% in employment). The manufacturing industries that showed declines are primary metal manufacturing (−4.3% in real GDP and 2.3% in employment), textile (−2.6% in real GDP and −0.3% in employment), beverage and tobacco product manufacturing (−2.5% in real GDP and 11.3% in employment) and paper manufacturing (−0.9% in real GDP and 2.1% in employment).

The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, wood products, and paper manufacturing. Durable goods accounted for 58.5% of manufacturing real GDP and 60.9% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

TABLE. 3 Value of Manufacturer's Shipments(1)
(dollar amounts in millions)
	2018	2019	2020	2021	% of total 2021	2022	% of total 2022
Primary metal manufacturing	21,567	21,385	20,987	28,801	15.6	31,202	14.7
Food manufacturing	23,975	24,895	24,932	28,740	15.6	30,406	14.3
Transportation equipment manufacturing	20,735	23,458	17,875	17,529	9.5	19,501	9.2
Fabricated metal product manufacturing	10,538	11,505	10,156	12,884	7.0	15,055	7.1
Chemical manufacturing	10,051	10,536	9,822	10,912	5.9	13,319	6.3
Wood product manufacturing	8,660	8,252	9,359	13,374	7.3	12,498	5.9
Paper manufacturing	10,239	9,467	9,234	9,619	5.2	11,144	5.2
Plastics and rubber products manufacturing	8,023	7,922	7,823	9,533	5.2	10,985	5.2
Machinery manufacturing	7,662	8,658	7,397	7,943	4.3	9,008	4.2
Beverage and tobacco product manufacturing	4,803	5,062	5,343	5,495	3.0	5,374	2.5
Furniture and related product manufacturing	4,200	4,134	3,775	4,378	2.4	5,227	2.5
Electrical equipment, appliance and component manufacturing	3,624	3,646	3,294	3,756	2.0	4,717	2.2
Others(2)	29,542	31,242	23,735	31,450	17.1	44,457	20.9
TOTAL	163,620	170,161	153,735	184,412	100.0	212,892	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Including notably, computer and electronic product manufacturing, non-metallic mineral product manufacturing, miscellaneous manufacturing and printing and related support activities.

Source:   Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2022, the service sector contributed 73.9% to real GDP and accounted for 78.9% of employment in Québec.

In terms of real GDP, the following sectors recorded an increase in 2022: transportation and warehousing (11.4%), community, business and personal services (5.5%), information and cultural services (3.9%), governmental services (2.9%), finance, insurance and real estate (0.5%) and wholesale and retail trade (0.3%). No sector recorded a decrease. Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2022, the value of total non-residential capital expenditures increased by 11.6% in Québec. Non-residential capital expenditures increased by 8.4% in the private sector and by 14.9% in the public sector.

The increase in non-residential capital expenditures maintly resulted from increases in information, cultural and other utilities (16.9%), governmental, educational, health and social services (16.4%), construction (13.2%), finance, insurance and real estate operators (10.5%), transportation and warehousing (10.2%), manufacturing (6.9%), agriculture, forestry, fishing and hunting (4.0%) and mining and oil and gas extraction (3.7%).

TABLE.4

Private and Public Sectors Capital Expenditures in Québec

(dollar amounts in millions)

	2018	2019	2020	2021	% of Total 2021	2022	% of Total 2022
Non-residential Investment:
Governmental, educational, health and social services	14,241	14,411	13,665	13,901	29.0	16,182	30.2
Information, cultural and other utilities	7,100	7,213	6,791	7,855	16.4	9,183	17.1
Transportation and warehousing	5,165	5,669	5,904	5,890	12.3	6,488	12.1
Manufacturing	4,192	5,379	4,650	5,436	11.3	5,810	10.8
Finance, insurance and real estate operators	2,925	3,264	2,694	3,286	6.8	3,633	6.8
Mining and oil and gas extraction	2,035	1,980	1,853	2,637	5.5	2,734	5.1
Construction	1,315	1,368	1,301	2,007	4.2	2,272	4.2
Agriculture, forestry, fishing and hunting	1,050	1,359	1,181	1,586	3.3	1,650	3.1
Other(1)	4,781	5,140	5,134	5,401	11.3	5,600	10.5
	42,803	45,782	43,172	48,000	100.0	53,551	100.0

Private sector	20,651	23,403	21,517	24,862	51.8	26,961	50.3
Public sector	22,151	22,379	21,655	23,138	48.2	26,589	49.7
	42,803	45,782	43,172	48,000	100.0	53,551	100.0

(1) Other includes business services, accomodation and other services and wholesale and retail trade. Source: Statistics Canada.

Labor Force. In 2022, the labor force in Québec was estimated at 4.6 million persons, an increase of 1.1% from 2021. The participation rate for 2022 was estimated at 64.3% in Québec, compared to 65.4% in Canada. Total employment increased by 3.0% in 2022 in Québec, compared to a 4.0% increase in Canada. The unemployment rate in Québec decreased to 4.3% from 6.1% in 2021, while the unemployment rate in Canada decreased to 5.3% from 7.5% in 2021.

Energy. Of the total energy consumed in Québec in 2020 (the most recent year for which information is available), energy derived from electricity accounted for 43.7%, oil for 33.8%, natural gas for 14.1%, biomass for 7.5% and coal for 0.9%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2020, 99.7% of all electricity produced in Québec was from renewable sources. More than 41,200 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2020. Of the total electricity available for distribution in Québec in 2020, 15.0% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 16.6% in 2019.

Exports and Imports. In 2022, Québec’s exports of goods and services totaled $259.0 billion of which $158.5 billion (61.2%) was international exports and $100.5 billion (38.8%) was interprovincial exports. Québec’s imports of goods and services totaled $270.4 billion, of which $181.0 billion (67.0%) were international imports and $89.3 billion (33.0%) were interprovincial imports. Québec’s international exports represented 16.9% of Canada’s total exports. In 2022, Québec’s external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $11.4 billion, including a deficit of $22.6 billion on international trade and a surplus of $11.2 billion on interprovincial trade. In 2021, Québec registered an overall deficit of $11.4 billion, including a deficit of $18.7 billion on international trade and a surplus of $7.3 billion on interprovincial trade. Québec’s international exports of goods are diversified: in 2022, aluminum and articles thereof had the largest export share, accounting for 11.2% of the total. Nuclear reactors, boilers, machinery and mechanical appliances ranked second with 9.2% and aircrafts and spacecrafts ranked next with 8.5%. International exports of goods originating from Québec, calculated by the Institut de la statistique du Québec from data on Canada’s total exports of goods, were $113.3 billion for 2022 compared with $100.4 billion in 2021, a progression of 12.9%.

Increases occurred in the value of exports of mineral fuels and mineral oils (+66.1%), paper, paperboard and articles made from these materials (+23.2%), aluminum and articles thereof (+20.9%), electrial or electronic machinery and equipment (+20.0%), nuclear reactors, boilers, machinery and mechanical appliances (+16.1%), plastics and articles thereof (+12.6%), aircrafts and spacecrafts (+10.0%), motor vehicles, trailers, bicycles, motorcycles and other similar vehicles (+9.2%), ores, slag and ash (+0,5%).

The United States is Québec’s principal international export market, accounting for 72.8% of its international exports of goods in 2022. The balance of international exports is broadly distributed: Europe (11.5%), Asia excluding Middle East (8.9%), Middle East (1.7%), and the rest of the world (5.1%). The share of international exports to destinations other than the United States declined from 31.4% in 2012 to 27.2% in 2022.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5

Quebec's International Exports of Goods

(dollars amounts in millions)
	2018	2019	2020	2021	% of total 2021	2022	% of total 2022
Aluminum and Articles Thereof	8,140	7,066	7,241	10,468	10.4	12,658	11.2
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	9,962	10,246	8,274	8,945	8.9	10,381	9.2
Aircrafts and Spacecrafts	9,814	10,322	8,616	8,725	8.7	9,593	8.5
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	4,295	3,538	2,785	4,062	4.0	6,748	6.0
Ores, Slag and Ash	3,845	4,374	5,586	6,311	6.3	6,345	5.6
Paper, Paperboard and Articles Made From These Materials	5,374	5,059	4,425	4,699	4.7	5,789	5.1
Wood and Articles of Wood (Incl. Wood Charcoal)	3,511	3,339	3,847	5,895	5.9	5,612	5.0
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	4,939	5,493	4,460	4,663	4.6	5,090	4.5
Plastics and Articles Thereof	3,017	3,027	3,049	3,608	3.6	4,064	3.6
Electrical or Electrononic Machinery and Equipment	3,484	3,588	3,004	3,218	3.2	3,862	3.4
Copper and Articles Thereof	3,068	2,748	2,632	3,771	3.8	3,595	3.2
Other goods(1)	32,927	33,396	32,321	35,989	35.9	39,599	34.9
Total	92,375	92,196	86,241	100,354	100.0	113,336	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as meat and edible meat offal, optical, medical, photographic, scientific and technical instrumentation and pearls, precious stones or metals, coins and jewellery.

Source:    Institut de la statistique du Québec, customs basis.

TABLE. 6

Quebec's International Imports of Goods

(dollar amounts in millions)
	2018	2019	2020	2021	% of Total 2021	2022	% of Total 2022
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	17,164	17,281	13,752	16,768	16.3	19,311	15.6
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	13,712	15,705	13,389	13,548	13.1	15,722	12.7
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	14,119	12,493	5,655	8,741	8.5	14,712	11.9
Electrical or Electrononic Machinery and Equipment	7,102	7,204	6,502	7,054	6.8	8,356	6.8
Aircrafts and Spacecrafts	4,083	5,348	3,947	3,847	3.7	4,018	3.3
Pharmaceutical Products	2,971	3,320	3,263	3,912	3.8	3,888	3.2
Plastics and Articles Thereof	2,578	2,672	2,505	3,021	2.9	3,439	2.8
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,645	2,086	1,936	2,225	2.2	2,858	2.3
Optical, Medical, Photophgraic, Scientific and Technical Instrumentation	2,533	2,624	2,303	2,369	2.3	2,624	2.1
Iron and Steel	1,370	1,260	1,050	2,355	2.3	2,597	2.1
Pearls, Precious Stones or Metals, Coins and Jewellery	1,510	1,295	3,089	3,405	3.3	2,364	1.9
Other goods(1)	33,958	33,513	31,870	35,899	34.8	43,522	35.3
Total	103,745	104,803	89,259	103,144	100.0	123,410	100.0

(1) The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as copper and articles thereof, furniture and stuffed funishings, rubber and articles thereof, woven clothing and articles of apparel and articles of iron or steel.

Source:    Institut de la statistique du Québec, customs basis.

TABLE. 7

Quebec's International Exports of Services

(dollar amounts in millions)
	2016	2017	2018	% of total 2018	2019	% of total 2019
Transportation and related services	6,946	7,339	8,040	21.9	8,420	21.7
Professional services	5,544	5,867	7,120	19.4	7,908	20.4
Wholesale and retail sales	8,194	8,191	8,291	22.5	7,117	18.3
Finance, Insurance and real estate	3,677	3,673	3,967	10.8	4,287	11.0
Administrative services	2,912	2,932	2,834	7.7	3,921	10.1
Accommodation and food services	2,564	2,740	2,998	8.2	3,348	8.6
Information and cultural services	1,695	1,577	1,796	4.9	1,615	4.2
Health, education and public administration	715	897	1,059	2.9	1,356	3.5
Arts, entertainment and recreation services	529	574	604	1.6	758	2.0
Other services	64	61	72	0.2	86	0.2
Total	32,838	33,851	36,782	100.0	38,816	100.0
Source: Statistics Canada, input-output tables.

TABLE. 8

Quebec's International Imports of Services

(dollar amounts in millions)
	2016	2017	2018	% of total 2018	2019	% of total 2019
Finance, Insurance and real estate	5,594	5,561	5,898	23.4	5,662	21.7
Administrative services	2,915	3,331	3,694	14.7	4,702	18.0
Professional services	2,383	2,695	3,438	13.7	3,876	14.8
Accommodation and food services	3,970	4,148	4,111	16.3	3,794	14.5
Transportation and related services	2,840	3,032	3,337	13.3	3,636	13.9
Information and cultural services	1,986	2,230	2,423	9.6	2,142	8.2
Arts, entertainment and recreation services	1,026	1,102	1,104	4.4	1,009	3.9
Health, education and public administration	555	566	574	2.3	599	2.3
Wholesale and retail sales	258	286	322	1.3	396	1.5
Other services	223	224	273	1.1	309	1.2
Total	21,749	23,173	25,174	100.0	26,125	100.0
Source: Statistics Canada, input-output tables.

TABLE. 9

Selected Trade Indicators for Québec

(dollar amounts in millions)
	2018	2019	2020	2021	2022
Exports of Goods and Services	208,103	214,554	199,251	223,335	258,969
Exports to other countries	130,254	131,973	121,405	136,822	158,466
Exports of goods to other countries	104,750	103,419	95,804	110,689	127,869
Exports of services to other countries	25,504	28,554	25,601	26,133	30,598
Exports to other provinces	77,849	82,581	77,846	86,513	100,503
Exports of goods to other provinces	39,965	42,406	40,631	44,998	51,994
Exports of services to other provinces	37,884	40,175	37,215	41,515	48,509
Ratio of Exports to Nominal GDP	47	47	44	44	47
Imports of Goods and Services	224,471	229,632	208,842	234,711	270,375
Imports from other countries	152,949	155,833	138,823	155,523	181,036
Imports of goods from other countries	128,246	130,273	116,916	134,585	156,434
Imports of services from other countries	24,703	25,560	21,907	20,938	24,602
Imports from other provinces	71,522	73,799	70,019	79,188	89,339
Imports of goods from other provinces	29,791	30,738	28,120	33,630	39,090
Imports of services from other provinces	41,731	43,061	41,899	45,558	50,249
Balance of Goods and Services	-16,368	-15,078	-9,591	-11,376	-11,406
Balance with other countries	-22,695	-23,860	-17,418	-18,701	-22,569
Balance with other provinces	6,327	8,783	7,827	7,325	11,164
Sources: Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO.

In 1994, the North American Free Trade Agreement (“NAFTA”) between Canada, the United States and Mexico entered into force, which resulted, with a few exceptions, in the elimination of tariffs on goods between the three nations.

In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the Canada-United States-Mexico Agreement (“CUSMA”), maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The CUSMA entered into force on July 1, 2020.

Canada is part of the WTO Government Procurement Agreement which provides Canadian suppliers access to U.S. federal contracts as well as some U.S. state government procurement. Quebec has committed to offer suppliers from signatory countries access to certain of its government procurement markets.

Canada has effective free trade agreements with multiple Latin American countries (Chile, Colombia, Costa Rica, Honduras, Panama and Peru), the European Union (“CETA”), the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Ukraine, Israel, Jordan and South Korea. Following the withdrawal of the United Kingdom (UK) from the European Union, the Canada-United Kingdom Trade Continuity Agreement entered into force on April 1, 2021, preserving preferential market access for both Canadian and UK businesses. On March 24, 2022, Canada and the UK formally announced the launch of negotiations for a comprehensive and permanent bilateral free trade agreement.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. The CPTPP is currently in force among eight countries which have ratified the agreement: Canada, Australia, Japan, Mexico, New Zealand, Singapore, Vietnam and Peru. Note that the United Kingdom is in the process of accessing to the CPTPP. The negotiations are now concluded and the Parties are formalizing the accession through legally binding terms and conditions.

Canada also has ongoing free trade negotiations with India, the Pacific Alliance (Chile, Colombia, Mexico and Peru), Mercosur (Argentina, Brazil, Paraguay and Uruguay), Indonesia and the ASEAN.

In addition to FTAs, Canada is party to over 40 bilateral foreign investment promotion and protection agreements, notably with China, Poland, Argentina and Hong Kong.

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired in October 2016.

In August 2022, following its third administrative review of the lumber investigation, the U.S. Departement of Commerce (“DOC”) announced revised rates of duties. Consequently, since August 2022, the average Canadian combined rate is 8.59% (3.83% countervailing duties and 4.76% antidumping duties). For Resolute Forest Products, the combined rate is 14.86% (10.10% countervailing duties and 4.76% antidumping duties).

On January 24, 2023, the DOC published the preliminary results of the fourth administrative review. The average Canadian preliminary rate is 8.24% (2.19% countervailing duties and 6.05% antidumping duties). The same rate is expected to be applied for Resolute Forest Products. These preliminary rates are not currently applied but are an indication of the rates likely to be announced by the DOC in the final determination of the fourth administrative review which is expected in August 2023. The fifth administrative review was officially launched on March 14, 2023.

Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA, under chapter 10 of CUSMA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government in finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

Duties applied on aluminum and steel exports In March 2018, following a DOC investigation into the impact of aluminum and steel imports on U.S. national security, the U.S. announced tariffs of 10% on aluminum and 25% on steel imported into the U.S. form all sources. After negotiations between the two countries, Canada is exempted since May 2019 with regard to steel and since September 2020 with regard to aluminum. The exemption remains in place and a return of U.S. tariffs on Canadian steel and aluminum is not anticipated.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

—	Budgetary transactions include:

—	revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

—	all expenditures including transfer expenditures, remuneration and debt service.

—	Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s net capital investments, changes in the liabilities of retirement plans, changes in other accounts and deposits of dedicated revenues in the Generations Fund.

—	Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the case of a surplus or an overrun.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain a balanced budget and, secondarily, for payment of sums into the Generations Fund.

The Balanced Budget Act was amended by Bill 17, An Act respecting the implementation of certain provisions of the Budget Speech of 25 March 2021 and amending other provisions, assented to on February 24, 2022, which temporarily suspends certain effects of the Balanced Budget Act from 2021-2022 until the end of the fiscal year determined by the Minister of Finances, but no later than the fiscal 2023-2024 Budget Speech.

—	The objectives of the suspension include the prohibition of an actual or estimated budgetary deficit, the tabling of a plan to restore fiscal balance and the obligation to implement offsetting measures for overruns.

In order to meet the Act’s requirements, the Minister of Finance lifted the suspension of these effects at the end of fiscal 2022-2023.

As a result, the financial framework of Budget 2023-2024 includes a plan to restore a balanced budget by 2027-2028. The plan presented, whereby the deficit will be limited to $4 billion in 2023-2024, and thereafter progressively reduced by $1 billion per year until fiscal balance is achieved, constitutes the government’s plan for restoring fiscal balance.

Consolidated Financial Transactions

The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2022, the preliminary data for Fiscal 2023 and budget forecasts for Fiscal 2024, presented in Budget 2023-2024.

TABLE. 10

Consolidated Financial Transactions

Year ending March 31(1)

(dollar amounts in millions)
	2020	2021	2022	Preliminary Results 2023	(2)	Forecast 2024
Budgetary transactions
Own-source revenue	91,746	91,895	109,647	115,873		117,989
Federal transfers	25,228	30,716	29,184	29,226		29,742
Total consolidated revenue	116,974	122,611	138,831	145,099		147,731
Expenditure	−107,215	−119,148	−127,346	−136,716		−138,392
Debt service	−7,676	−7,689	−8,640	−10,053		−9,464
Total consolidated expenditure	−114,891	−126,837	−135,986	−146,769		−147,856
Provision for economic risks and other support and recovery measures	—	—	—	—		−1,500
Deposits of dedicated revenues in the Generations Fund(3)	−2,606	−3,313	−3,617	−3,351		−2,373
Budgetary balance within the meaning of the Balanced Budget Act	−523	−7,539	−772	−5,021		−3,998
Deposits of dedicated revenues in the Generations Fund	2,606	3,313	3,617	3,351		2,373
Surplus (deficit) within the meaning of the public accounts	2,083	−4,226	2,845	−1,670		−1,625
Non-budgetary transactions
Investments, loans and advances	−402	−6,352	−4,135	2,275		−4,973
Net capital investments	−3,322	−3,967	−4,861	−5,417		−5,974
Retirement plans and other employee future benefits	−2,345	−2,621	−2,977	−2,827		−3,601
Other accounts(4)	3,631	1,156	5,348	−1,713		−101
Deposits of dedicated revenues in the Generations Fund	−2,606	−3,313	−3,617	−3,351		−2,373
Non-budgetary transactions	−5,044	−15,097	−10,242	−11,033		−17,022
Net financial requirements	−2,961	−19,323	−7,397	−12,703		−18,647

Financing transactions
Change in cash and cash equivalents(5)	−3,807	927	1,875	6,434		—
Net borrowings(6)	6,069	18,123	5,456	6,114		16,147
Withdrawals from (Deposits in) the Retirement Plans Sinking Fund(7) specific pension funds(8)	−1,301	273	66	155		—
Withdrawals from the Generations Fund for the repayment of debts	2,000	—	—	—		2,500
TOTAL FINANCING TRANSACTIONS	2,961	19,323	7,397	12,703		18,647

(1)	Fiscal 2020 through 2023 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.

(2)	The Preliminary Results 2023 are based on financial information presented as at March 31, 2023 in the Budget 2023-2024, which was released on March 21, 2023. These preliminary results are subject to change.

(3)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt. As of Fiscal 2024, the Government intends to review the share of revenues dedicated to the payments into the Generations Fund. To that end, amendments to the Act will be proposed.

(4)	Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.

(5)	A positive number indicates a net decrease in cash.

(6)	Represents mainly new borrowings of $23,489 million, $38,774 million, $24,549 million, $24,167 million and $29,543 million for each of Fiscal 2020 through 2024, respectively, less repayment of borrowings.

(7)	This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).

(8)	These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees. Figures include withdrawals of $100 million in Fiscal 2020, $165 million in Fiscal 2021, $170 million in Fiscal 2022 and $155 million in Fiscal 2023 from the Accumulated Sick Leave Fund.

2022-2023 Preliminary results

The preliminary data for Fiscal 2023 indicates a budgetary deficit of $5.0 billion, compared to budgetary deficit of $6.5 billion forecast in March 2022. When use of the $0.4-billion stabilization reserve is included, the budgetary deficit is reduced to $4.6 billion.

Consolidated revenue for Fiscal 2023 is now expected to be $6.6 billion higher than forecasted in March 2022. Own-source revenue excluding revenue from government enterprises is adjusted upward by $5.1 billion, consistent with the 3.6-percentage-point upward adjustment to nominal GDP in 2022 since March 2022 budget. The $1,046 million upward adjustment in revenue from Government enterprises is explained primarily by the increase in the results of Hydro-Québec due, in particular, to the increase in the value of electricity exports. The $436 million upward adjustment in federal transfers is due, in particular, to a one-time payment of $450 million to eliminate the backlog of surgeries, announced by the federal government in March 2022.

For fiscal 2023, consolidated expenditure amount to $146.8 billion, which represents an upward adjustment of $7.8 billion compared to the March 2022 forecasts, primarily due to an increase in portfolio expenditures of $6.6 billion and a $1.2-billion increase in debt service. The increase in portfolio expenditures results from the implementation of new initiatives, including the Anti-Inflation Shield announced in the fall 2022 Update on Québec’s Economic and Financial Situation to help Quebecers cope with the rising cost of living. This initiative has been implemented to quickly provide support for Québec households by enhancing the senior assistance amount, granting a new one-time cost of living support payment and limiting the indexation rate for government rates to 3% for the next four years (for example: driver’s licence and vehicle registration fees, Hydro-Québec’s domestic rates, hospital parking fees, etc.). Debt service is expected to be higher due to rapidly rising interest rates.

TABLE. 11

Summary of revisions for fiscal year 2023 since Budget 2022-2023

(dollar amounts in millions)
	Budget 2022-2023	Revisions	Budget 2023-2024
Own-source revenue
Own-source revenue excluding government enterprises	104,063	5,136	109,199
Government enterprises	5,628	1,046	6,674
Total own-source revenue	109,691	6,182	115,873
Federal transfers	28,790	436	29,226
Total consolidated revenue	138,481	6,618	145,099
Expenditure	−130,144	−6,572	−136,716
Debt service	−8,842	−1,211	−10,053
Total consolidated expenditure	−138,986	−7,783	−146,769
Provision for economic risks and other support and recovery measures	−2,500	2,500	—
Surplus (deficit) within the meaning of the Public Accounts	−3,005	1,335	−1,670
Deposits of dedicated revenues in the Generations Fund	−3,445	94	−3,351
Budgetary balance before the use of the stabilization reserve	−6,450	1,429	−5,021
Use of the stabilization reserve	—	449	449
Budgetary balance within the meaning of the Balanced Budget Act(1)	−6,450	1,878	−4,572
(1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

2023-2024 Forecast − Budget 2023-2024

In Budget 2023-2024, the Government projected a budgetary deficit of $4.0 billion for Fiscal 2024. Total consolidated revenue is forecast at $147.7 billion, a 1.8% increase over Fiscal 2023. Excluding revenue from Government enterprises, own-source revenue is forecast at $111.2 billion, a 1.8% increase in relation to Fiscal 2023. This expected growth reflects primarily the anticipated change in economic activity, partially offset by the impact of the measures implemented in recent years to ease the tax burden. Revenue from Government enterprises is estimated at $6.8 billion, a 2.0% increase that is mainly explained by the increase in the expected results of other Government enterprises in particular Investissement Québec. Own-source revenue accounts for nearly 80% of total revenue. The federal transfer revenues are expected to increase by 1.8% in Fiscal 2024 due to the increase in health transfers. In Fiscal 2024, the Canada Health Transfer (“CHT”), which is linked to Canada’s nominal GDP, will increase by 9.3% for Canada as a whole, and Québec will receive its share ($447 million) of a one-time increase in the CHT of $2.0 billion.

Consolidated expenditures are expected to total $147.9 billion for Fiscal 2024, 0.7% higher than preliminary data for Fiscal 2023. The expenditures-to-GDP ratio is forecast to stand at 25.9% in Fiscal 2024. Expenditures excluding debt service are expected to increase by 1.2%, to $138.4 billion. Expected growth in spending stems primarily from an increase in spending for the Santé et Services sociaux, Éducation and Enseignement supérieur portfolio. Debt service is forecast to decrease by 5.9% to $9.5 billion owing to the significant increase in debt service in 2022-2023 due to the rapid increase in interest rates in 2022-2023, which results, in particular, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

A contingency reserve of $1.5 billion is included in the financial framework due to the uncertainty affecting the economic context and to offset the effects of a sharper-than-expected economic slowdown, should one occur.

In order to meet the Balanced Budget Act’s requirements, the Minister of Finance is lifting the suspension of certain effects of the Balanced Budget Act as of the end of fiscal 2022-2023. Thus, the balanced budget act is fully in effect as of 2023-2024.

The return to a balanced budget is still forecast by 2027-2028.

Accounting Standard

A new accounting standard on the recognition of asset retirement obligations came into effect on April 1, 2022 for all Canadian provinces and territories. For Québec, the main obligation in this regard relates to asbestos in buildings and roads. This new liability is estimated at $7.6 billion as at April 1, 2022. It will have an equivalent impact on net debt and an estimated impact of $6.5 billion on the debt representing accumulated deficits, but not on gross debt. The impacts of this new accounting standard were taken into consideration when establishing the 2023-2024 budget. The real amount will be known when the 2022-2023 public accounts are published in the fall of 2023.

Otherwise, there are no significant changes affecting accounting or with respect to accounting standards. Moreover, no significant audit matter was encountered by the Auditor General.

On November 1, 2022, the Auditor General of Québec issued her opinion on the government's financial statements as at March 31, 2022. The Auditor General concluded that the 2021-2022 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Government as at March 31, 2022, and the consolidated results of its operations, the consolidated changes in its net debt and its consolidated cash flow for the year then ended in accordance with Canadian public sector accounting standards and government accounting policies.

Economic Assumptions

Economic activity in Québec, like that in the global economy, is expected to moderate in 2023. Inflation and high interest rates is expected to curb economic activity. Real GDP growth is expected to slow from 2.8% in 2022 to 0.6% in 2023. The projections in Budget 2023-2024 reflect the following assumptions regarding the economy of Québec for 2023.

TABLE. 12

Economic Assumptions included in Budget 2023-2024

(in percentage)
Percentage Change over 2022
GDP
At current markert prices	2.7
In chained 2012 dollars	0.6
Household income	3.0
Business non-residential capital expenditures (2012 prices)	0.4
International exports (2012 prices)	2.0
Household Consumption (2012 prices)	1.6
Labor force	1.7
Employment	1.4
Average Rate
Unemployment rate	4.6
Note:	Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
Source:	Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

TABLE.13 Consolidated Revenue Year ending March 31(1) (dollar amounts in millions)
	2020	2021	2022	Preliminary Results 2023	(2)	Forecast 2024	% of total 2024
Income and property taxes
Personal income tax	33,814	34,998	40,924	42,670		43,126	29.2%
Contributions to the Health Services Fund	6,522	6,398	7,402	7,841		7,944	5.4%
Corporate taxes	8,607	8,951	12,926	13,263		13,192	8.9%
School property tax	1,539	1,156	1,076	1,112		1,184	0.8%
	50,482	51,503	62,328	64,886		65,446	44.3%
Consumption taxes
Retail sales	17,538	17,794	20,894	22,842		23,505	15.9%
Fuel	2,206	1,916	2,090	2,164		2,081	1.4%
Tobacco	938	971	893	829		982	0.7%
Alcoholic beverages	637	619	638	634		635	0.4%
Cannabis	29	77	82	79		87	0.1%
	21,348	21,377	24,597	26,548		27,290	18.5%
Revenue from government enterprises(3)
Hydro-Québec	1,959	1,776	3,059	3,800		3,525	2.4%
Loto-Québec	1,328	433	1,118	1,523		1,498	1.0%
Société des alcools du Québec	1,226	1,219	1,349	1,419		1,459	1.0%
Other	-94	1,063	434	-68		325	0.2%
	4,419	4,491	5,960	6,674		6,807	4.6%

Duties and permits	4,535	4,613	6,057	5,981		5,739	3.9%
Miscellaneous	10,962	9,911	10,705	11,784		12,707	8.6%
Total own source revenue	91,746	91,895	109,647	115,873		117,989	79.9%

Federal transfers
Equalization	13,124	13,253	13,119	13,666		14,037	9.5%
Health transfers	6,617	6,800	8,203	7,124		8,660	5.9%
Transfers for post-secondary education and other social programs	1,542	1,590	1,529	1,294		1,366	0.9%
Other programs	3,945	9,073	6,333	7,142		5,679	3.8%
Total federal transfers	25,228	30,716	29,184	29,226		29,742	20.1%
TOTAL CONSOLIDATED REVENUE	116,974	122,611	138,831	145,099		147,731	100.0%

(1)	Fiscal 2020 through 2023 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.

(2)	The Preliminary Results 2023 are based on financial information presented as at March 31, 2023 in Budget 2023-2024, which was released on March 21, 2023. These preliminary results are subject to change.

(3)	Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,772 million, $3,446 and $5,216 million for each of Fiscal 2020 through 2022, respectively, and are expected to be $6,455 million for Fiscal 2023 and $ 6,143 million for Fiscal 2024.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 14% to 25.75%, in four tax brackets. In the budget 2023-2024, the Government announced a 1-percentage-point decrease in the two bottom tax rates as of taxation year 2023, namely a decrease from 15% to 14% for the first tax rate and a decrease from 20% to 19% for the second tax rate. This tax reduction is funded by a more moderate growth in deposits in the Generations Fund and is not expected to reduce the Government’s financial capacity to support its various missions.

To take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension.

In addition to the personal income tax reduction, the Government has implemented several initiatives since fall 2021 to help Quebecers with low or average incomes to cope with the rising cost of living. On November 9, 2023, the Government announced a new one-time cost of living support payment of up to $600 per adult earning $104,000 or less, on top of the one-time cost of living support payment of up to $500 per adult earning $105,000 or less announced in the budget 2022-2023. In the Update on Québec’s Economic and Financial Situation of fall 2021, the Government announced the payment of an extraordinary cost of living allowance for beneficiaries of the refundable solidarity tax credit during the payment period from July 2021 to June 2022. The allowance was $400 for couples and $275 for people living alone and was paid in January 2022.

Also, in the Update on Québec’s Economic and Financial Situation of fall 2022, the senior assistance amount, for seniors aged 70 or older, has been increased from $411 to $2 000 in 2022, which represents additional help for more than 1.1 million seniors. The Government previously increased the senior assistance amount in 2021, from $209 to $400, in the Update on Québec’s Economic and Financial Situation of fall 2021. Moreover, in the Update on Québec’s Economic and Financial Situation of fall 2021, the refundable tax credit for childcare expenses have been greatly enhanced to quickly reduce financial pressure on families facing high costs in non-subsidized childcare services.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits is set at 11.5% since January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a special tax rate of 3.2% since March 26, 2021, that applies to the first $500,000 of income of an eligible enterprise.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities (14% for large enterprises). As of January 1, 2021, the incentive deduction for the commercialization of innovation (“IDCI”) has replaced the tax rate reduction on the income attributable to a patent which was available for eligible enterprises in the manufacturing sector that market a product incorporating an invention developed in Québec and protected by a patent. The IDCI allows income from the commercialization of intellectual propreties to be taxed at an effective rate of 2.0%, a reduction of 9.5 percentage points compared to the general rate. In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the investment and innovation tax credit (“C3i”), a measure introduced in 2020 that benefits businesses in all sectors of activity for their acquisitions made before January 1, 2025 relating to manufacturing and processing equipment, computer hardware and management software packages. The tax credit is determined according to the location and the economic vitality index of the area where the investments are made, and the rate varies from 10% to 20%. For goods acquired after March 25, 2021 and before January 1, 2024, the rate of the C3i are doubled to a range of 20% to 40%. Other measures to promote investment and enhance productivity are also in place such as the increase to 100% in the depreciation rate and the implementation of a new permanent additional capital cost allowance of 30% in respect of computer hardware, manufacturing and processing equipment, clean energy generation equipment and intellectual property, and the introduction of enhanced depreciation allowing businesses to deduct up to three times the usual accelerated capital cost allowance in the year of acquisition in respect of all other types of investment. There is also the new tax holiday for large investment projects which replaces, as of March 22, 2023, the previous tax holiday for large investment projects. The new measure allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund (“HSF”) for investment projects of $100 million or more in a greater number of activity sectors. It provides basic tax assistance of up to 15% of eligible investments for a project in the Montréal and Québec City metropolitan communities and up to 25% in certain regions.

A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $7.2 million, to 4.26% for corporations with total payrolls of $7.2 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs is adjusted annually since 2023 based on growth in wages. Starting in 2019, SMEs from all sectors of activity which hire or retain workers aged 60 and over can benefit from a refundable tax credit for the payroll contributions based on the wages paid to such employees; the refundable tax credit can be up to a maximum of $1,250 per worker aged 60 to 64 and $1,875 per worker aged 65 and over.The school service centres and English-language school boards levy the school property tax, which must be devoted to the provision of educational services. There is a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax. Since July 2020, school property tax rates have been standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. For subsequent years, the single tax rate will be set by Government and cannot exceed more than $0.35 per $100 of standardized property assessment, and the total revenue cannot exceed a maximum amount that the Government determines each year. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund is available for large businesses since January 1, 2021.

Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the CHT and the Canada Social Transfer (“CST”). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the CHT and the CST. The CHT is indexed to Canada's nominal GDP growth, subject to a floor of 5% per year until Fiscal 2028 and 3% per year thereafter. The CST increases by 3% per year.

On February 7, 2023, the federal government announced additional amounts for health care funding. Québec’s share is estimated at $4.7 billion over five years, from Fiscal 2024 to Fiscal 2028. These amounts are built into the financial framework.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration, childcare and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by portfolio and debt service.

TABLE.14

Consolidated expenditure by portfolio
Year ending March 31(1)

(dollar amounts in millions)
	2020	2021	2022	Preliminary Result 2023	(2)	Forecast 2024	% of Total 2024
Santé et Services sociaux	43,749	53,569	56,561	58,109		59,015	39.9%
Éducation	15,704	16,405	17,320	19,064		20,203	13.7%
Enseignement supérieur	8,283	8,319	8,737	9,981		10,480	7.1%
Famille	6,393	6,794	7,277	7,763		8,210	5.6%
Transports et Mobilité durable	5,720	6,466	7,017	7,048		6,957	4.7%
Emploi et Solidarité sociale	4,862	4,749	8,371	9,136		5,250	3.6%
Affaires municipales et Habitation	3,295	3,915	3,537	4,680		4,546	3.1%
Économie, Innovation et Énergie	4,300	3,458	3,072	3,278		3,680	2.5%
Environnement, Lutte contre les changements climatiques, Faune et Parcs	1,069	1,193	1,703	2,003		2,283	1.5%
Other portfolios	13,840	14,280	13,751	15,656		17,769	12.0%
Expenditure	107,215	119,148	127,346	136,716		138,392	93.6%
Debt service:
Direct debt service	6,769	6,804	8,070	9,660		9,349	6.3%
Interest ascribed to the retirement plans and employee future benefits	907	885	570	393		115	0.1%
Total debt service	7,676	7,689	8,640	10,053		9,464	6.4%
TOTAL CONSOLIDATED EXPENDITURE	114,891	126,837	135,986	146,769		147,856	100.0%

Notes:	Consolidation adjustments, resulting mainly from the elimination of reciprocal transactions between entities in different portfolios, are distributed between each portfolio.

Totals may not add due to rounding.

(1)	Fiscal 2020 through 2023 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.

(2)	The Preliminary Results 2023 are based on financial information presented as at March 31, 2023 in Budget 2023-2024, which was released on March 21, 2023. These preliminary results are subject to change.

Santé et Services sociaux (health and social services)

Expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of the bodies in the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

Expenditures are expected to total $59.0 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 can be attributed to funding related to the recurring effects of the pandemic on the health care system and the effect of the measures to make the health care system more effective and more compassionate for staff and patients. The growth is also due to the anticipated increase in costs tied to the delivery of public services.

Éducation (education)

Expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

Expenditures are expected to total $20.2 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is due to the expected increase in the costs of school service centres and school boards in relation to enhanced services, inflation and the increase in the school population, as well as the effect of the initiatives announced in Budget 2023-2024.

Enseignement supérieur (higher education)

Expenditures of the Enseignement supérieur (higher education) portfolio are mainly devoted to the activities of educational institutions at the college or university level. This portfolio also includes student financial assistance.

Expenditures are expected to total $10.5 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is due to the effect of Québec Perspective scholarships over a full year, initiatives announced in Budget 2023-2024 aimed at increasing the higher education graduation rate, as well as the expected increase in the costs of the institutions in the higher education network in relation to enhanced services, inflation and the increase in the school population.

Famille (family)

Expenditures in the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

Expenditures are expected to total $8.2 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is due to the funding of new subsidized childcare spaces, including staff salaries, as part of the measures of the action plan for completing the educational childcare services network, as well as the indexation of family allowance amounts.

Transports et Mobilité durable (transport and sustainable mobility)

Expenditures in the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government’s rolling stock, air fleet and ferry services.

Expenditures are expected to total $7.0 billion in Fiscal 2024. The expected decrease in expenditures compared to Fiscal 2023 is primarily due to a one-time amount provided in 2022-2023 to fund the transit system, particularly to maintain services.

Emploi et Solidarité sociale (employment and social solidarity)

Expenditures in the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

Expenditures are expected to total $5.3 billion in Fiscal 2024. The expected decrease in expenditures compared to Fiscal 2023 is mainly due to the non-recurrence of the one-time cost of living support payments. It is also due to the effect caused, in 2023-2024, by the number of households receiving last-resort financial assistance following the sharp increase in 2022-2023 originating from refugee protection claimants. Lastly, the change also stems from the decrease in activities related to the Information and Communication Technology Requalification and Training Program.

Affaires municipals et Habitation (municipal affairs and housing)

Expenditures in the Affaires municipales et Habitation portfolio mainly include financial support for municipalities, particularly for infrastructure, social housing and compensation in lieu of taxes, as well as regional and metropolitan development measures.

Expenditures are expected to total $4.5 billion in Fiscal 2024. The expected decrease in expenditures compared to Fiscal 2023 is due to the accelerated construction of social housing in 2022-2023.

Économie, Innovation et Énergie (economy, innovation and energy)

Expenditures in the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

Expenditures are expected to total $3.7 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is mainly due to the increase in the cost of tax credits and the one-time increase in expenditures related to financial initiatives.

Environnement, Lutte contre les changements climatiques, Faune et Parcs (environment, the fight against climate change, wildlife and parks)

Expenditures in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state’s water domain and conservation of wildlife resources and habitats.

Expenditures are expected to total $2.3 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is primarily due to the implementation of measures from the 2030 Plan for a Green Economy and the implementation of initiatives from the Plan Nature 2030 in 2023-2024.

Other portfolios

Expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

Expenditures are expected to total $17.8 billion in Fiscal 2024. The expected rise in expenditures compared to Fiscal 2023 is primarily due to the initiatives announced in Budget 2023-2024 and the expected rise in costs tied to the delivery of public services due to inflation and population growth.

Debt service

Total Debt service is expected to decrease by 5.9% in Fiscal 2024 compared with Fiscal 2023.

The rapid increase in interest rates in 2022-2023 resulted notably, in losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing. The non recurrence of these losses explains the decrease in debt service in 2023-2024.

Government Employees and Collective Unions

In its Budget 2023-2024, published on March 21, 2023, the Government planned to spend $60.5 billion for the remuneration of its employees, including health and educational workers.

The vast majority of the collective agreements applicable in the public and parapublic sectors, affecting over 600,000 jobs, have expired on March 31, 2023. Collective bargaining for the renewal of collective agreements has begun in October 2022 with the tabling of union demands.

On December 15, 2022, the Minister Responsible for Government Administration and Chair of the Conseil du trésor presented the government’s offers to unions representing public and parapublic sector employees as part of negotiations to renew the collective agreements of government employees.

The Government is offering total increases of 11.50% over five years, which will ultimately correspond to an additional $4.6 billion in remuneration spending concerning public and parapublic sector employees. These increases are included in the financial framework of Budget 2023-2024. Wage parameters of 9.00% are proposed over the five-year period. In addition, increases of 2.50% are offered over five years aimed, in particular, at meeting government priorities.

While presenting the offers, the Government stressed the importance of opening up a broader discussion to support the negotiation process by engaging all stakeholders, regardless of structure. On February 22, 2023, the government tabled the contents of its priorities. These priorities are aimed at eliminating the real obstacles and challenges surrounding the desired improvements in the concerned networks. In the education sector, focus is on the classroom team and, in particular, adding classroom support for teaching staff. In the health and social services sector, the priorities are the care team and, in particular, sharing tasks, implementing self-managed and atypical schedules, reducing overtime and eliminating mandatory overtime for nursing staff, as well as the mental health team and, in particular, improving the service offer for the population.

On March 27, 2023, the Government tabled an offer that contained several measures, including additional wage increases for nearly 50% of state employees, namely people earning less than $52,000 a year, to help them cope with inflation, early-career technicians and professional resources, notably to counter turnover and psychologists in all sectors, in order to attract this expertise into the public network.

In addition, a five-year voluntary retention program was proposed. It could allow an increase in the retirement pension and a reduction in the contribution for experienced personnel who would continue to work full time in order to lend a hand to the networks.

The offers tabled on February 22, 2023 and on March 27, 2023 are included in the negotiation financial framework of 11.50 % over five years.

In addition to the above, the Government is proposing a lump sum payment of up to $1,000 for all employees in 2022-2023, calculated based on the hours paid during that period, representing a non-recurring investment of 1.50% of payroll.

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

TABLE.15

Non-Budgetary Transactions(1)
Year ending March 31(2)

(dollar amounts in millions)
	2020	2021	2022	Preliminary Results 2023	(3)	Forecast 2024
Investments, loans and advances
Government enterprises
Shares and investments	−9	−30	− 35	− 139		− 402
Change in the equity value of investments(4)	464	−1,129	−767	−219		−664
Loans and advances	−274	−580	−498	−645		−769
Total Government enterprises	181	−1,739	−1,300	−1,003		−1,835
Individuals, corporations and others	−583	−4,613	−2,835	3,278		−3,138
Total investments, loans and advances	−402	−6,352	−4,135	2,275		−4,973
Net Capital investments
Net investments	−7,545	−8,367	−9,584	−10,291		−10,731
Depreciation	4,223	4,400	4,723	4,874		4,757
Total fixed assets	−3,322	−3,967	−4,861	−5,417		−5,974
Retirement plans and other employee future benefits
Cost of vested benefits, amortizations and contributions(5)	3,711	3,689	3,839	3,730		3,592
Interest on the actuarial obligation	6,963	7,128	7,331	7,297		7,513
Reinvestment of fund investment revenues	−6,056	−6,243	−6,761	-6,905		-7,360
Benefits, contributions, repayments and administrative expenses	−6,963	−7,195	−7,386	−6,949		−7,346
Total retirement plans(6)	−2,345	−2,621	−2,977	−2,827		−3,601
Other accounts	3,631	1,156	5,348	−1,713		−101
Deposits of dedicated revenues in the Generations Fund	−2,606	−3,313	−3,617	−3,351		−2,373
TOTAL NON-BUDGETARY TRANSACTIONS	−5,044	−15,097	−10,242	−11,033		−17,022

(1)	A negative entry indicates a financial requirement and a positive entry indicates a source of financing.
(2)	Fiscal 2020 through 2023 data have been reclassified to be on the same budgetary structure as Fiscal 2024, as in Budget 2023-2024.
(3)	The Preliminary Results 2023 are based on financial information presented as at March 31, 2023 in Budget 2023-2024, which was released on March 21, 2023. These preliminary results are subject to change.
(4)	Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).
(5)	The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE. For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.
(6)	The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $100.4 billion, is estimated at $109.4 billion for Fiscal 2022, consisting of $93.3 billion in respect of RREGOP and RRPE and $16.1 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

Net capital investments. The Government records capital investments and depreciates them over their useful life. Net capital investments consist of acquisitions and dispositions minus depreciation expenses.

Retirement Plans and other employee future benefits. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE covered 644,249 employees and other plans covered 19,963 employees as of December 31, 2021.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as of March 31, 2018, and this proportion was 87% as of March 31, 2022.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec’s financial assets and liabilities.

TABLE.16

Québec's Financial Assets and Liabilities
Year ending March 31

(dollar amounts in millions)
	2021	2022
Financial Assets(1)	81,444	95,396
Liabilities(2)	265,261	285,641
Government Guaranteed Debt(3)	44,831	46,225

(1)	Financial assets include cash and cash equivalents, short-term investments, accounts receivable, portfolio investments, investment in government enterprises, loans, the Generations Fund and other financial assets. Short-term investments, which include Banker’s acceptances, notes, deposit certificates, term deposits, bonds, and other similar instruments equalled, as at March 31, 2021, $5,018 million compared to $1,813 million as at March 31, 2020.
(2)	Liabilities are comprised of accounts payable and accrued expenses, deferred revenue, environmental liability, other liabilities, pension plans and other employee future benefits and debts.
(3)	See “Public Sector Debt − Guaranteed Debt”.

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, government bodies whose reporting entities are included in the Government’s reporting entity and government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Loto-Québec, Société des alcools du Québec and Société québécoise du cannabis transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies notably by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.17

Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government’s reporting entity
Hydro-Québec	Generation, transmission and distribution of electric power
Loto-Québec	Gaming
Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages
Investissement Québec	Economic development
Société québécoise du cannabis (SQDC)	Retail sale of cannabis products
Government bodies whose reporting entity is included in the Government’s reporting entity
Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity
Société d'habitation du Québec (SHQ)	Development and management of public housing
Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure
Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity
Caisse de dépôt et placement du Québec (Caisse)	Investment management
Retraite Québec	Pension funds supervision and public sector pension funds management

TABLE.18

Financial Information on Certain Government Enterprises(1)

(dollar amounts in millions)
	Share Capital	Loans and Advances	(2)	Accumulated Surplus (Deficit)	(3)	Total Government Investments	(4)	Debt Guaranteed by the Government	Assets	Revenue	Net Income (Loss)
Enterprises included in the Government's reporting entity
Hydro-Québec(5) (12-31-2022)	4,374	—		22,503		26,887		49,143	89,374	16,567	4,557
Loto-Québec (03-31-2022)	—	—		256		256		—	1,033	2,217	1,143
SAQ (03-27-2022)	30	—		8		38		—	1,443	3,854	1,350
SQDC (03-27-2022)	—	—		—		—		—	116	601	76

(1)	All financial information is as of the fiscal year-end indicated for each enterprise.
(2)	Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).
(3)	Includes accumulated other comprehensive income.
(4)	Total Government Investments represent the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual Governent enterprises below)
(5)	Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government’s Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2023, the Government received a dividend of $3.418 billion from Hydro-Québec, compared with $2.673 billion in Fiscal 2022.

As of December 31, 2022, Hydro-Québec operates 62 hydroelectric plants with a combined installed capacity of 36,882 MW, 2 photovoltaic generating stations (10 MW) and 24 thermal plants totaling 544 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2022, Hydro-Québec also purchased all the output from 44 wind farms (3,932 MW) and 56 hydroelectric generating stations (708 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts. Hydro-Québec’s transmission system totals approximately 22,000 miles of lines.

TABLE.19

Hydro-Québec's Operations
Year ended December 31

(dollar amounts in millions)(1)
	2018	2019	2022	2021	2022
Total revenue from electricity sales	13,834	14,000	13,395	14,145	16,143
Revenue from electricity sales outside Québec	1,700	1,571	1,466	1,826	2,912
Capital investments affecting cash	3,402	3,548	3,366	4,223	4,271
Net income	3,192	2,923	2,303	3,564	4,557
Debt guaranteed by Goverment (at end of period)	43,971	43,383	45,626	47,059	49,143
Total electricity sales (terawatthours)	209.3	209.4	203.8	211.4	216.2
Interest coverage(2)	2.18	2.07	1.89	2.52	2.94
Capitalization ratio(3)	31.8%	32.3%	31.0%	32.0%	34.6%

(1)	Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
(2)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
(3)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercice of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, An Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, the Rates Simplification Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the following four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

In February 2023, the National Assembly of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the “2023 Act”). Among other things, the 2023 Act stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average Consumer Price Index (the “CPI”) and the top rate of the Bank of Canada’s inflation-control range. According to the 2023 Act, the increase in residential rates has been limited to 3% for the rate year beginning April 1, 2023. Since the rates that apply to business customers are not targeted, they have increased by 6.5%, which is equal to the average CPI between September 30, 2021, and September 30, 2022. The increase applied to large-power industrial customers (“Rate L customers”)

is set at 4.2%, which corresponds to a rate of 0.65 applied to the indexation rate of 6.5%, as established and approved in a recent decision of the Energy Board. The 2023 Act limits Hydro-Québec’s obligation to distribute electricity in regard to any new request, any request for an additional load or any request from a customer having a special contract, which is for 5,000 kW or more of power, unless the Minister of Economy, Innovation and Energy authorizes such distribution. Hydro-Québec must obtain such authorization to distribute electricity to a customer.

The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec’s electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize Hydro-Québec’s transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services. The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price was 3.08¢/kWh for 2021 and 3.09¢/kWh for 2022.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities in Québec concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec − Aboriginal Peoples” above).

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation Inc. alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. Hydro-Québec is contesting this claim.

In January 2023, the Innus of Uashat mak Mani-Utenam (Uashaunnuat) have instituted proceedings before the Québec Courts against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex. They allege that this hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, the Uashaunnuat are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting this claim.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in more than 8,500 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to Government-specified purpose account to fund the control of video lottery terminals. Budget 2023-2024 forecasts a dividend of $1.5 billion for Fiscal 2024, compared with $1.5 billion expected in Fiscal 2023 and $1.1 billion received in Fiscal 2022.

The exceptionally low dividend received in Fiscal 2022 is due to the impact of COVID-19, which forced the temporary closure of casinos, gaming halls and video lottery terminals.

Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2023-2024, payment of a dividend of $1.5 billion by the SAQ is forecasted for Fiscal 2024, compared to 1.4 billion expected in Fiscal 2023 and $1.3 billion received in Fiscal 2022.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Société québécoise du cannabis (“SQDC”). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed in June 2018 in anticipation of the legalization of cannabis in Canada which became law in the Fall of 2018.

The dividends paid by SQDC are paid into the Fund to Combat Addiction. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use, pathological gambling and other forms of addiction.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2022, the net assets of the Caisse (at market value) totaled $401.9 billion. The main depositors and their respective assets on deposit as of December 31, 2022 (at market value) were as follows: Retirement Plans Sinking Fund, $107.5 billion; Retraite Québec, $106.8 billion; RREGOP, $83.3 billion; Régime supplémentaire de rentes pour les employés de l’industrie de la construction du Québec, $28.5 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $19.3 billion; Generations Fund, $17.8 billion; Société de l’assurance automobile du Québec (“SAAQ”), $13.4 billion and RRPE, $10.9 billion.

In 2022, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from -3.9% to -8.0%, depending on their specific asset allocations. The overall return for the year ended December 31, 2022 was -5.6%. The overall average return of the Caisse over the past 5 years was 5.8%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is now estimated at $6.9 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week. The construction of the REM began in April 2018. It is scheduled to begin service in the spring of 2023.

The REM’s funding includes a $3.5-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

In May 2022, the Government and the city of Montreal announced changes to the REM de l’Est project, a new electric public transit system in the east end of Montreal, which was proposed by the Caisse in response to a government request. This decision had an impact on the scope of the project and means that it no longer fits into the Caisse’s environment. The realization of the REM de l’Est will therefore not involde the Caisse.

As of December 31, 2022, the Caisse’s investments were distributed as follows: 21.8% in fixed-income securities, 28.0% in variable-income securities, 49.8% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure), 0.02% in cash equivalents and 0.4% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $67.0 billion (at market value).

The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse’s constituting statutes provide for the creation of three committees of the board of directors — an audit committee, a governance and ethics committee and a human resources committee — and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the

Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2022, Retraite-Québec entrusted a total of $106.8 billion of funds to the Caisse (at market value) for the base and additional plans of the QPP.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

Québec Pension Pan (QPP)

The QPP has two components with separate funding and accounting:

—	The base plan, into which employees and employers make contributions for the portion of employment income between the basic exemption of $3,500 and the maximum pensionable earnings (“MPE”); and

—	The additional plan into which contributions are made by employees and employers for the portion of employment income between the basic exemption of $3,500 and the MPE. Starting in 2024, contributions are also made by employees and employers for the portion of employment income between the MPE and the additional maximum pensionable earnings (“AMPE”).

The base plan

The Actuarial Report of the Québec Pension Plan as of 31 December 2021 states that the rate needed to secure the base plan long-term financial stability is 10.54% (the steady-state contribution rate).

The contribution rate for the base plan (split equally between employees and employers) has been 10.80% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the base plan’s funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

The additional plan

The Actuarial Report of the Québec Pension Plan as of 31 December 2021 states that the rate needed to adequately fund the additional plan is 1.85% (the reference contribution rate) for earnings between the basic exemption and the MPE. That rate is four times higher for earnings between the MPE and the AMPE.

The contribution rate (split equally between employees and employers) is 2% for the portion of earnings between the basic exemption of $3,500 and the MPE.

As of 2024, a contribution rate of 8% (split equally between employees and employers), will be added to the portion of earnings between the MPE and the AMPE. The AMPE will be 107% of the MPE in 2024 and 114% of the MPE as of 2025.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2022 and March 31, 2023, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $293.6 billion and $304.5 billion, respectively, of which 5.5% was held by the Caisse for both years.

Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2023, the net retirement plans liability totalled $6.9 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31

(dollar amounts in millions)(1)

	2019	2020	2021	2022	Preliminary Results 2023	(2)
Government Funded Debt
Borrowings- Government	182,507	187,146	206,483	214,882	222,893
Borrowings - to finance Government Enterprises	210	-	-	-	-
Government Guaranteed Debt(3)	43,054	43,839	44,831	46,225	49,438
Municipal Sector Debt	28,103	29,424	30,020	31,263	30,952
Education Institutions(4)	1,026	1,204	1,207	1,219	1,219
Public Sector Funded Debt	254,900	261,613	282,541	293,589	304,502
Per Capita ($)	30,339	30,765	32,943	34,129	35,018
As percentage of(5)
GDP	58.0%	56.9%	62.6%	58.2%	54.9%
Household income	64.5%	63.0%	64.7%	63.7%	60.4%

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2023 are based on financial information available as of March 31, 2023.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Percentages are based upon the prior calendar year’s GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2022, unfunded debt of the Government was $18.1 billion consisting of Treasury Bills of $4.5 billion plus $13.6 billion representing the excess of short-term liabilities over short-term assets. On March 31, 2023, unfunded debt of the Government is estimated, on a preliminary basis, at $26.1 billion consisting of Treasury Bills of $6.4 billion plus $17.9 billion representing the excess of short-term liabilities over short-term assets, $1,1 billion representing commercial paper and $0,7 billion representing short-term notes.

TABLE.21

Government Funded Debt and Unfunded Debt

As of March 31

(dollar amounts in millions)(1)

	2019	2020	2021	2022	Preliminary Results 2023	(2)	Average Interest Rate 2023 (%)	Average Term to Maturity 2023 (years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	191,847	200,439	221,955	231,440	237,407		3.30	14.9
Savings Products	10,987	11,287	12,081	12,388	13,646		2.92
Payable in Foreign Currencies
United States Dollars	4,033	2,853	1,866	1,760	2,220		3.31	3.3
Japanese Yen	—	—	—	—	—		2.43	5.8
Swiss Francs	−1	−1	−1	−1	−2	(3)	0.77	3.4
Euros	1,472	1,586	1,529	1,428	1,352		1.06	5.6
Pounds Sterling	− 3	− 3	− 2	− 1	− 5	(3)	1.84	2.3
Australian Dollars	3	3	3	2	9	(3)	3.57	3.2
Others currencies	—	1	—	—	—		2.08	5.9
Funded Debt	208,338	216,165	237,431	247,016	254,627		3.53	12.3
Less: Sinking Funds(4)	25,831	29,019	30,948	32,134	31,734
Net borrowings - Funded Debt - Government(5)	182,507	187,146	206,483	214,882	222,893		3.53	12.3
Borrowings - to finance Government Enterprises
Payable in Canadian Dollars
Debentures and Other Loans	210	—	—	—	—
Total borrowings - to finance Government Enterprises	210	—	—	—	—

Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,879	3,884	3,898	4,491	6,439
Excess of short-term liabilities over short-term assets	7,306	9,314	10,067	13,654	17,865
Payable in American Dollars
Commercials papers	—	1 436	—	—	1 105
Short-term notes	—	340	—	—	731
Total Borrowings - Unfunded Debt -Government(6)	11,185	14,974	13,965	18,145	26,140

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2023 are based on financial information available as of March 31, 2023.
(3)	The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.
(4)	Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.
(5)	Subsequent to March 31, 2023, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $7.6 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.3 billion. The Government has also a line of credit for operations of $1.2 billion.
(6)	The Government also has commitments for the repayment of the principal of borrowings made from financial institutions by educational institutions, the municipal sector and other beneficiaries for capital expenditures. This amount was $6.2 billion as of March 31, 2022.

The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2023, net of a sinking fund balance of $31,734 million ($32,134 million as of March 31, 2022) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2023. These preliminary results are subject to change.

TABLE.22

Maturities of Government Funded Debt for Borrowings - Government

(dollar amounts in millions)(1)

Fiscal Year Payable	Canadian Dollars	U.S. Dollars	Australian Dollars	Pounds Sterling	Swiss Francs	Euros	Other currencies	Total 2022-2023	Total 2021-2022
Year 1	6,605	2,383	—	—	—	(16)	—	8,972	11,446
Year 2	12,474	(14)	3	(1)	(1)	(5)	—	12,456	14,061
Year 3	15,111	374	—	—	—	(6)	—	15,479	18,038
Year 4	13,696	188	7	(4)	—	—	—	13,887	17,674
Year 5	11,424	129	—	—	—	(15)	—	11,538	10,889
1-5 years	59,310	3,060	10	(5)	(1)	(42)	—	62,332	72,108
6-10 years	73,681	1,121	(1)	—	(1)	(86)	—	74,714	64,626
11-15 years	9,210	(1)	—	—	—	—	—	9,209	15,093
16-20 years	14,984	—	—	—	—	—	—	14,984	16,202
21-25 years	16,986	—	—	—	—	—	—	16,986	15,231
26-57 years	48,348	(3,680)	—	—	—	—	—	44,668	31,622
TOTAL	222,519	500	9	(5)	(2)	(128)	—	222,893	214,882

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2023, after taking into account currency swap agreements and foreign exchange forward contracts.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets.

For the year ended March 31, 2022, the amount set aside for sinking fund purposes was $1,401 million and, at that date, the aggregate value of sinking funds was $32,134, million (including $13,215 million for the purpose of prudential liquidity), of which $16,496 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2023, the aggregate value of the sinking funds was maintained at a level similar to March 31, 2022 of $31,734 million (including $13,171 million for the purpose of prudential liquidity), of which $14,083 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23

Guaranteed Funded Debt (net of sinking fund balances)
As of March 31

(dollar amounts in millions)(1)

	2019	2020	2021	2022	Preliminary Results 2023	(2)	Average Interest Rate 2023 (%)	Average Term to Maturity 2023 (years)
Hydro-Québec	43,054	43,839	44,831	46,225	49,438		3.97	22.20
	43,054	43,839	44,831	46,225	49,438		3.97	22.20

(1)	Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2023 are based on financial information available as of March 31, 2023. These preliminary results are subject to change.

As of March 31, 2023, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,635 million, including $4,126 million borrowed from financial institutions under a student loan program and $3,509 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and public transit corporations) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24

Funded Debt of the Municipal Sector and Other Institutions
As of March 31

(dollar amounts in millions)(1)
	2019	2020	2021	2022	Preliminary Results 2023	(2)
Municipal Sector	28,103	29,424	30,020	31,263	30,952
Education Institutions(3)	1,026	1,204	1,207	1,219	1,219
	29,129	30,628	31,227	32,482	32,171

(1)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.
(2)	The Preliminary Results 2023 are based on financial information available as of March 31, 2023. These preliminary results are subject to change.
(3)	Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 85% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

In 2021 (the most recent year for which information is available), local sector expenditure including school corporations totalled $43.4 billion, representing 26.4% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, increased from $4,427.5 million in 2020 to $5,104.9 million in 2021. Net long-term debt of the municipal sector supported by local taxpayers increased from $24.9 billion as of December 31, 2020 to $26.1 billion as of December 31, 2021. This debt, as a percentage of real estate valuation, remained at 2.2% as of December 31, 2021.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2023 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, at documentationfinanciere@finances.gouv.qc.ca, or at Service de la documentation financière et de la conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends, geopolitical tensions and economic uncertainy related to Russia’s war on Ukraine and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2023.
Previous characteristics are not indicated.

TABLE. 25

Borrowings-Government outstanding as of March 31, 2023

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
A) Payable in Canadian Dollars
2024-02-22	2019-02-14	2.25	800,000,000.00	799,762,057.76	CA748148RY18
2025-07-06	2018-06-28	2.6	500,000,000.00	499,359,228.97	CA748148RX35
2026-04-01	1996-07-15	8.5	2,176,100,000.00	2,214,614,852.52	CA748148PZ01
2026-12-01	1998-02-19	4.5	1,477,170,575.96	1,487,531,827.55	CA748148QG11
2027-02-13	2020-02-06	1.85	500,000,000.00	499,399,950.69	CA748148SA23
2029-10-01	1998-04-28	6	2,737,300,000.00	2,713,481,061.28	CA748148QJ59
2031-12-01	2001-02-06	4.25	1,522,693,390.02	1,630,633,714.02	CA748148QZ91
2031-12-01	2002-11-04	3.441	15,205,745.19	15,141,024.55	CA748148RF29
2032-06-01	2000-06-27	6.25	4,200,200,000.00	4,168,943,767.90	CA748148QT32
2036-12-01	2003-07-23	5.75	4,082,900,000.00	4,147,936,185.28	CA748148RL96
Medium-Term Notes
2023-09-01	2012-12-05	3	3,370,000,000.00	3,369,237,879.71	CA74814ZEP41
2023-10-19	2016-07-14	Floating	1,021,000,000.00	1,020,941,624.26	CA74814ZFA62
2024-09-01	2013-12-13	3.75	6,000,000,000.00	6,034,768,431.18	CA74814ZES89
2024-10-13	2017-04-10	Floating	1,500,000,000.00	1,499,956,867.72	CA74814ZFC29
2025-06-01	2004-12-02	5.35	652,000,000.00	655,124,964.37	CA74814ZDE03
2025-09-01	2015-01-07	2.75	7,200,000,000.00	7,267,792,700.31	CA74814ZEV19
2026-04-01	1999-01-07	8.5	90,000,000.00	93,847,873.41	CA74814ZBH51
2026-04-01	2007-04-01	7.5	165,850,000.00	165,850,000.00	CA74814ZCA99
2026-04-01	2003-09-11	6.4	90,000,000.00	90,000,000.00	CA74814ZCX92
2026-04-01	1996-12-20	8.5	100,000,000.00	101,076,815.41	CA74814ZDS98
2026-04-01	2003-07-16	5.5	74,332,000.00	74,173,813.02	CA74814ZEJ80
2026-09-01	2016-02-17	2.5	6,000,000,000.00	6,027,948,383.83	CA74814ZEX74
2027-09-01	2017-01-25	2.75	6,000,000,000.00	6,018,492,822.13	CA74814ZFB46
2028-01-01	2008-06-17	1.797	218,685,184.42	218,425,434.35	CA74814ZDV28
2028-04-01	1999-02-12	6.1	5,000,000.00	5,000,000.00	CA74814ZCD3

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2028-09-01	2018-04-03	2.75	6,000,000,000.00	5,951,369,084.23	CA74814ZFD02
2029-09-01	2019-03-28	2.3	6,500,000,000.00	6,549,770,474.03	CA74814ZFF59
2030-09-01	2020-03-30	1.9	10,800,000,000.00	11,139,473,059.62	CA74814ZFG33
2031-05-27	2021-05-19	2.1	500,000,000.00	497,948,469.79	CA74814ZFM01
2031-09-01	2021-01-08	1.5	9,000,000,000.00	8,608,822,174.65	CA74814ZFH16
2032-05-20	2022-05-13	3.65	1,000,000,000.00	998,302,978.56	CA74814ZFP32
2032-09-01	2022-04-07	3.25	8,400,000,000.00	8,039,531,870.79	CA74814ZFN83
2032-11-22	2022-11-15	3.9	800,000,000.00	797,492,024.66	CA74814ZFR97
2033-09-01	2023-03-23	3.6	1,200,000,000.00	1,193,540,931.26	CA74814ZFS70
2035-04-01	1995-04-06	0	100,000,000.00	68,508,229.37	CA74814ZAH60
2035-04-01	1995-04-04	0	150,000,000.00	102,586,731.51	CA74814ZAS26
2035-04-01	1997-12-10	6.5	300,000,000.00	297,918,753.29	CA74814ZAT09
2035-04-01	1995-01-20	0	150,000,000.00	111,936,554.76	CA74814ZBP7
2035-04-01	1999-01-28	0	456,000,000.00	292,713,937.28	CA74814ZCB72
2036-12-01	2008-10-29	3.25	972,831,818.60	1,014,651,379.03	CA74814ZDW01
2038-12-01	2006-08-24	5	5,000,000,000.00	5,021,991,507.02	CA74814ZDK62
2039-10-01	1999-01-29	0	525,000,000.00	293,039,338.48	CA74814ZCC55
2040-04-01	2000-05-19	various	463,000,000.00	471,977,613.87	CA74814ZCJ09
2041-12-01	2009-09-17	5	9,200,000,000.00	9,692,677,034.06	CA74814ZEF68
2043-07-08	2003-07-03	5.6	80,000,000.00	80,108,027.51	CA74814ZCW10
2043-12-01	2011-08-12	4.25	7,500,000,000.00	8,025,747,118.94	CA74814ZEK53
2045-12-01	2013-04-25	3.5	10,000,000,000.00	9,820,446,964.50	CA74814ZER07
2048-12-01	2015-09-23	3.5	11,650,000,000.00	12,442,824,224.37	CA74814ZEW91
2049-09-21	2008-11-25	5.1	13,440,000.00	13,483,858.95	CA74814ZDX83
2051-09-21	2006-11-16	5	420,000,000.00	441,253,072.47	CA74814ZDN02
2051-12-01	2019-01-23	3.1	14,000,000,000.00	16,135,069,017.51	CA74814ZFE84
2053-09-21	2008-11-25	5.1	37,192,000.00	37,908,714.96	CA74814ZDY66
2053-12-01	2021-05-03	2.85	11,500,000,000.00	10,753,460,011.17	CA74814ZFL28
2055-12-01	2022-10-14	4.4	5,000,000,000.00	5,285,899,179.68	CA74814ZFQ15
2056-12-01	2006-04-03	5	1,500,000,000.00	1,488,969,559.52	CA74814ZDJ99
2057-09-21	2008-11-25	5.1	9,857,000.00	9,827,287.48	CA74814ZDZ32

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2058-09-21	2008-11-25	5.1	38,326,000.00	39,982,270.20	CA74814ZEA71
2059-09-21	2008-11-25	5.1	6,294,000.00	6,284,662.42	CA74814ZEB54
2061-09-21	2009-02-06	5	25,000,000.00	25,066,862.96	CA74814ZEC38
2062-09-21	2006-11-16	6.7	150,000,000.00	198,331,688.08	CA74814ZDP59
2065-06-01	2012-05-16	5	335,000,000.00	351,303,207.35	CA74814ZED11
2065-06-01	2009-02-23	9	385,000,000.00	371,691,553.54	CA74814ZEM10
2065-09-21	2006-09-13	6.35	940,000,000.00	1,166,315,524.99	CA74814ZDM29
2075-06-01	2012-11-06	5	100,000,000.00	110,491,187.56	CA74814ZEN92
2076-12-01	2007-06-20	8	500,000,000.00	490,604,993.18	CA74814ZDT71
Savings Products
Savings Bonds
2031-05-11		2.34	2,480,333,800.25	2,480,333,800.25
Other Savings Products
2023-2033		various	11,165,784,058.87	11,165,784,058.87
Receiver General of Canada
2023-2038	2003-2012	3,55-6,13	71,146,000.00	71,146,000.00
Immigrant Investor Program
2023-2028	2018-2023	0,68-4,08	2,755,600,000.00	2,653,064,313.03
Société d'habitation du Québec
2023-04-01	2020-04-01	0.92	444,236.87	12,503.21
2023-06-01	2018-06-01	2.52	21,707,989.62	7,719,945.24
2023-07-01	1973-07-01	7.77	466,925.00	34,482.91
2023-07-01	1998-07-01	7.90	367,558.41	31,639.44
2023-07-01	1999-07-01	various	34,907,533.47	3,085,789.52
2023-10-01	2020-10-01	0.60	11,131,833.76	2,180,140.93
2023-12-01	1984-12-01	8.03	698,907.20	41,375.41
2024-01-01	2022-01-01	1.08	11,513,820.57	4,827,169.40
2024-04-01	2020-04-01	0.95	999,560.11	274,453.19
2024-07-01	1974-07-01	8.16	1,382,326.00	204,761.18
2024-07-01	1975-07-01	8.03	638,433.00	93,506.99
2024-07-01	1999-07-01	various	62,117,382.16	10,203,728.72

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
2024-07-01	2008-07-01	7.90	805,552.43	161,479.26
2024-07-01	2014-07-01	7.64	83,794.28	22,017.89
2025-01-01	2022-01-01	1.19	12,522,663.61	7,705,049.28
2025-04-01	2020-04-01	0.98	86,311,404.06	45,404,213.23
2025-06-01	2020-06-01	0.69	28,263,765.43	17,982,193.67
2025-07-01	1975-07-01	8.03	6,034,832.00	1,274,992.70
2025-07-01	1976-07-01	8.03	153,278.00	32,438.12
2025-07-01	1999-07-01	various	36,110,548.71	8,640,741.91
2025-07-01	2014-07-01	7.64	1,268,524.31	452,907.06
2026-04-01	1999-04-01	6.03	53,464,692.31	14,058,688.86
2026-07-01	1999-07-01	various	35,431,394.32	10,789,223.98
2026-12-01	2021-12-01	1.58	17,770,968.74	14,766,891.61
2027-02-01	2022-02-01	1.89	13,499,266.57	11,513,867.36
2027-04-01	1999-04-01	6.03	11,531,559.05	3,632,152.70
2027-04-01	2017-04-01	1.82	24,350,817.34	13,416,155.77
2027-07-01	1999-07-01	8.16	1,349,826.07	492,726.92
2028-04-01	1999-04-01	6.03	77,583,666.89	28,137,456.85
2028-06-01	2018-06-01	2.62	22,583,037.61	13,557,798.98
2028-07-01	1999-07-01	various	7,283,852.16	3,007,966.48
2029-01-01	1981-01-01	various	1,674,410.00	776,226.04
2029-04-01	1999-04-01	6.03	100,148,081.58	40,709,253.81
2029-07-01	1999-07-01	various	12,255,097.20	5,752,531.03
2030-01-01	2000-01-01	various	9,836,195.14	4,543,841.51
2030-04-01	1999-04-01	6.03	76,170,973.55	34,034,546.85
2030-07-01	1999-07-01	8.03	2,124,532.03	1,077,566.95
2031-04-01	1999-04-01	6.03	14,075,636.79	6,812,521.82
2032-04-01	1999-04-01	6.03	318,317.17	164,989.30
2032-07-01	1999-07-01	8.16	2,601,373.25	1,529,011.45
Others Consolidated Organizations
Various	Various		871,767,251.00	871,767,251.00

			Canadian Dollars
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	CUSIP Number or ISIN Code
Financement-Québec
2025-07-01	2023-03-31	3.83	3,465,730.00	857,542.28
2025-08-01	2023-03-31	3.59	80,300.00	239,577.00
2025-10-01	2023-03-31	3.35	1,063,800.00	256,754.47
2025-11-01	2023-03-31	3.28	218,431,000.00	52,526,528.62
2025-12-01	2023-03-31	3.59	36,000,000.00	8,798,098.44
2026-03-01	2023-03-31	3.92	110,500,163.00	27,467,896.29
2026-03-29	2023-03-31	3.65	5,981,834.00	1,466,456.94
2030-07-01	2023-03-31	4.04	279,650,461.62	138,802,637.78
2030-11-01	2023-03-31	3.5	21,360,569.00	10,331,229.71
2031-02-01	2023-03-31	3.95	42,858,800.00	21,182,368.07
2031-03-01	2023-03-31	4.12	21,464,580.36	10,693,952.40
2031-03-29	2023-03-31	3.89	193,460,374.00	95,343,032.66
2034-06-01	2006-07-26	5.25	1,522,350,000.00	1,544,615,059.51	317939ZAG06
			196,809,561,003.06	198,732,597,918.67
Adjustments relating to derivatives			52,320,674,068.51	52,320,675,438.99
Total-Payable in Canadian Dollars			249,130,235,071.57	251,053,273,357.66

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
B) Payable in foreign currency
Payable in United States Dollars
2023-07-15	1993-06-28	7.5	1,000,000,000.00	999,871,263.30	1,351,425,999.48	US748148PB31
2024-02-09	1994-01-31	7.125	1,000,000,000.00	999,553,805.92	1,350,996,924.08	US748148PD96
2024-04-09	2019-04-02	2.5	1,000,000,000.00	999,153,947.37	1,350,456,475.27	US748149AQ48
2024-10-16	2014-10-08	2.875	1,600,000,000.00	1,597,256,032.09	2,158,851,252.97	US748149AH49
2025-02-11	2020-02-04	1.5	2,500,000,000.00	2,493,433,933.43	3,370,125,304.42	US748148RZ80
2025-07-23	2020-07-16	0.6	3,250,000,000.00	3,247,067,555.32	4,388,736,507.77	US748148SC86
2026-04-20	2016-04-12	2.5	2,000,000,000.00	1,996,563,882.04	2,698,555,742.97	US748149AJ05
2026-12-01	1986-11-25	8.625	300,000,000.00	299,622,353.41	404,969,572.87	US748148KA05
2027-04-12	2017-04-05	2.75	1,250,000,000.00	1,243,380,106.92	1,680,552,552.51	US748149AN17
2029-09-15	1999-09-16	7.5	1,500,000,000.00	1,495,743,597.71	2,021,647,046.66	US748148QR73
2030-05-28	2020-05-19	1.35	1,500,000,000.00	1,496,483,750.00	2,022,647,436.50	US748148SB04
2031-04-21	2021-04-14	1.9	1,000,000,000.00	996,752,326.36	1,347,210,444.31	US748149AR21
Medium-Term Notes
2026-01-30	1996-01-25	6.35	149,875,000.00	149,797,837.93	202,466,757.75	US74815HBZ47
2026-02-27	1996-02-23	7.14	99,770,000.00	99,719,792.43	134,781,271.45	US74815HCB69
2026-03-02	1996-02-23	7.485	150,000,000.00	149,924,441.47	202,637,875.09	US74815HCA86
2026-03-06	1996-03-01	7.365	99,850,000.00	99,818,360.00	134,914,495.38	US74815HCC43
2026-03-10	1996-03-01	7.035	50,000,000.00	49,974,674.04	67,545,769.43	US74815HCD26
2026-04-09	1996-04-03	7.38	100,000,000.00	99,947,820.84	135,089,474.65	US748149AE18
2026-04-15	1996-04-04	7.5	50,000,000.00	49,973,769.12	67,544,546.34	US74815HCF7
2026-04-15	1996-04-04	7.5	50,000,000.00	49,973,769.12	67,544,546.34	US74815HCG56
2026-07-22	1996-07-15	7.295	99,905,000.00	99,847,955.54	134,954,496.71	US74815HCJ95
2035-11-17	2005-11-10	5.4	75,000,000.00	74,817,162.33	101,122,876.61	CA74815HCP5
2036-07-22	1996-07-15	7.97	160,000,000.00	159,725,122.68	215,884,475.81	US74815HCH30
			18,984,400,000.00	18,948,403,259.37	25,610,661,845.36
Adjustments relating to derivatives			(17,306,026,204.00)	(17,306,026,204.00)	(23,390,825,017.33)
Total-Payable in United States Dollars			1,678,373,796.00 $	1,642,377,055.37 $	2,219,836,828.04

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-12	1.305	5,000,000,000.00	4,996,663,991.82	50,843,115.65	XS0907860919
2029-04-03	2009-03-23	2.73	13,000,000,000.00	12,990,106,273.12	132,179,685.60	XS0420287897
2029-04-27	2009-04-20	2.9	3,000,000,000.00	2,997,689,576.08	30,502,727.03	XS0425476891
			21,000,000,000.00	20,984,459,841.02	213,525,528.28
Adjustments relating to derivatives			(21,000,000,000.00)	(21,000,000,000.00)	(213,683,655.80)
Total-Payable in Japanese Yen			- ¥	(15,540,158.98 ¥)	(158,127.52)
Payable in Swiss Francs
Medium-Term Notes
2024-02-05	2014-01-07	1.5	200,000,000.00	199,841,383.54	295,132,882.42	CH0232842341
2024-11-21	2014-10-21	0.75	375,000,000.00	374,638,488.54	553,279,481.11	CH0258404455
2031-06-18	2021-05-25	0.03	250,000,000.00	249,404,124.13	368,328,905.35	CH1117896477
			825,000,000.00	823,883,996.21	1,216,741,268.88
Adjustments relating to derivatives			(825,000,000.00)	(825,000,000.00)	(1,218,389,423.08)
Total-Payable in Swiss Francs			- CHF	(1,116,003.79 CHF)	(1,648,154.20)
Payable in Australian Dollars
Medium-Term Notes
2025-03-10	2014-08-28	4.2	750,000,000.00	753,161,688.86	680,616,974.23	AU3CB0223774
2025-03-10	2017-03-02	4.2	55,000,000.00	55,607,585.67	50,251,449.67	AU3CB0883774
2026-05-20	2015-11-11	3.7	560,000,000.00	567,818,100.24	513,125,724.55	AU3CB0234029
2028-10-18	2018-04-11	3.25	160,000,000.00	159,108,253.71	143,782,908.53	AU3CB0252385
2029-10-18	2019-04-11	2.6	100,000,000.00	99,396,911.65	89,822,977.26	AU3CB0262590
2033-04-06	2022-03-29	3.65	60,000,000.00	59,602,108.47	53,861,219.08	AU3CB0288223
			1,685,000,000.00	1,694,694,648.60	1,531,461,253.32
Adjustments relating to derivatives			(1,685,000,000.00)	(1,685,000,000.00)	(1,522,700,395.60)
Total-Payable in Australian Dollars			- AUD	9,694,648.60 AUD	8,760,857.72

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
Payable in Pounds Sterling
Medium-Term Notes
2023-12-15	2018-07-05	1.5	500,000,000.00	499,767,531.64	832,873,986.18	XS1855517097
2024-12-13	2019-08-28	0.75	250,000,000.00	249,667,390.40	416,076,398.52	XS2049767168
2026-09-15	2022-04-28	2.25	750,000,000.00	747,406,479.59	1,245,569,939.10	XS2476287979
			1,500,000,000.00	1,496,841,401.63	2,494,520,323.80
Adjustements relating to derivatives			(1,500,000,000.00)	(1,500,000,000.00)	(2,499,784,200.00)
Total-payable in Pounds Sterling			£ -	3,158,598.37	£ (5,263,876.20)
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-06-27	3.647	66,000,000.00	65,911,982.68	55,723,690.69	XS1851223369
2029-01-24	2018-07-12	3.635	49,000,000.00	48,928,195.02	41,365,158.42	XS1857521436
2029-04-10	2019-04-03	2.854	66,000,000.00	65,895,546.07	55,709,794.75	XS1980040577
			181,000,000.00	180,735,723.77	152,798,643.86
Adjustements relating to derivatives			(181,000,000.00)	(181,000,000.00)	(153,022,069.80)
Total-payable in New Zealand Dollars			- NZD	(264,276.23) NZD	(223,425.94)
Payable in Swedish Krona
2029-04-11	2019-04-11	1.169	1,700,000,000.00	1,698,453,596.24	221,146,165.03	XS1980856345
Adjustements relating to derivatives			(1,700,000,000.00)	(1,700,000,000.00)	(221,347,513.63)
Total-payable in Swedish Krona			- SEK	(1,546,403.76) SEK	(201,348.60)
Payable in Euros
2030-03-12	2010-03-03	4.14	75,000,000.00	74,933,603.02	109,808,055.55	—
2030-04-29	2010-04-19	4.02	35,000,000.00	34,968,528.33	51,243,046.47	—
2031-12-15	2011-12-02	3.5	27,000,000.00	26,970,145.00	39,522,177.78	—
2033-06-17	2013-06-10	2.644	65,000,000.00	64,915,998.10	95,128,210.02	—
Medium-Term Notes
2023-07-17	2013-07-10	2.25	1,000,000,000.00	999,781,705.31	1,465,084,829.93	XS0953580981

			Foreign Currency Units
Maturity Date	Issue Date(1)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
2024-01-22	2014-01-15	2.375	1,000,000,000.00	999,008,178.76	1,463,951,300.47	XS1019493896
2025-01-15	2015-01-08	0.875	1,750,000,000.00	1,746,928,596.29	2,559,957,410.51	XS1167203881
2025-04-07	2020-03-31	0.2	1,600,000,000.00	1,599,094,071.01	2,343,319,999.38	XS2152799529
2025-10-28	2015-10-21	1.125	1,100,000,000.00	1,096,534,247.61	1,606,866,462.09	XS1311586967
2027-05-04	2017-04-26	0.875	2,250,000,000.00	2,240,028,668.03	3,282,548,583.07	XS1606720131
2028-07-05	2018-06-27	0.875	1,000,000,000.00	993,603,669.04	1,456,031,506.42	XS1851229218
2029-10-15	2019-10-08	0	1,000,000,000.00	1,000,792,376.75	1,466,565,872.63	XS2065939469
2030-10-29	2020-10-22	0	2,250,000,000.00	2,249,318,373.32	3,296,161,761.05	XS2250201329
2031-05-05	2021-04-28	0.25	2,500,000,000.00	2,490,959,072.09	3,650,263,181.57	XS2338991941
2032-01-25	2022-01-18	0.5	2,250,000,000.00	2,231,466,433.14	3,270,001,443.64	XS2435787283
2033-01-24	2023-01-17	3	2,250,000,000.00	2,225,460,863.61	3,261,200,853.71	XS2579050639
			20,152,000,000.00	20,074,764,529.41	29,417,654,694.29
Adjustements relating to derivatives			(19,152,000,000.00)	(19,152,000,000.00)	(28,065,431,197.44)
Total-payable in Euros			1,000,000,000.00 €	922,764,529.41 €	1,352,223,496.85
Total-payable in foreign currencies					3,571,054,384.94
Total-Funded Debt of Borrowings-Government					254,626,599,607.80